# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A Common Shares, no par value per share
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261
Date of event which requires filing of this statement: 11/11/2025
Filed by CIK 0001407645
Persons authorized to receive notices and communications: Alexa Lyons, CFO, 200 Clarendon Street, Floor 59, Boston, Massachusetts (MA), 02116, 617-830-2000

## Reporting persons
- Spark Capital II, L.P. (CIK 0001407645): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,118,015; sole dispositive power 0; shared dispositive power 7,118,015; aggregate amount beneficially owned 7,118,015 (14.2% of the class)
  Comment: All shares are held of record by SC II (as defined in Item 2(a) of the Original 13D (as defined in Item 1)) and consist of 7,118,015 Class A Common Shares. SMP II GP (as defined in Item 2(a) below of the Original 13D) is the general partner of SC II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, is the managing member of SMP II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,276,000 shares outstanding, comprised of (i) 47,220,866 Class A Common Shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus (as defined in the Original 13D), plus (ii) an aggregate of 3,055,114 Class A Common Shares issued to SC II and SCFF II (as defined in Item 2(a) below)) in connection with the conversion (the "Conversion") of Class B Common Shares held of record by SC II and SCFF II.
- Spark Capital Founders' Fund II, L.P. (CIK 0001430606): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 46,560; sole dispositive power 0; shared dispositive power 46,560; aggregate amount beneficially owned 46,560 (0.1% of the class)
  Comment: All shares are held of record by SCFF II and consist of 46,560 Class A Common Shares. SMP II GP is the general partner of SCFF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, is the managing member of SMP II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,276,000 shares outstanding, comprised of (i) 47,220,866 Class A Common Shares outstanding as of May 14, 2025, as reported by the Issuer in Prospectus, plus (ii) an aggregate of 3,055,114 Class A Common Shares issued to, and held of record by, SC II and SCFF II in connection with the Conversion.
- Spark Management Partners II, LLC (CIK 0001600213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,164,575; sole dispositive power 0; shared dispositive power 7,164,575; aggregate amount beneficially owned 7,164,575 (14.3% of the class)
  Comment: Consists of (i) 7,118,015 Class A Common Shares held of record by SC II and (ii) 46,560 Class A Common Shares held of record by SCFF II. SMP II GP is the general partner of each of SC II and SCFF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, is the managing member of SMP II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,276,000 shares outstanding, comprised of (i) 47,220,866 Class A Common Shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 3,055,114 Class A Common Shares issued to, and held of record by, SC II and SCFF II in connection with the Conversion.
- Spark Capital Growth Fund II, L.P. (CIK 0001671626): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Capital Growth Founders' Fund II, L.P. (CIK 0001699504): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Growth Management Partners II, LLC (CIK 0001846116): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Capital Growth Fund III, L.P. (CIK 0001767515): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Capital Growth Founders' Fund III, L.P. (CIK 0001803357): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Growth Management Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,892; sole dispositive power 0; shared dispositive power 2,892; aggregate amount beneficially owned 2,892 (0% of the class)
  Comment: All shares are held of record by Spark Capital Partners, LLC ("SCP") and consist of 2,892 Class A Common Shares. Santo Politi, a member of the Issuer's board of directors, is a managing member of SCP and may be deemed to share voting, investment and dispositive power with respect to these securities
  
  Based on 47,225,885 Class A Common Shares, comprised of (i) 47,220,886 Class A Common Shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus plus (ii) 2,892 Class A Common Shares held of record by SCP (as defined in Item 2(a) below), plus (iii) 2,107 Class A Common Shares held of record by Santo Politi.
- Santo Politi (CIK 0001511711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,107; shared voting power 7,169,574; sole dispositive power 2,107; shared dispositive power 7,169,574; aggregate amount beneficially owned 7,169,574 (14.3% of the class)
  Comment: Consists of (i) 7,118,015 Class A Common Shares held of record by SC II, (ii) 46,560 Class A Common Shares held of record by SCFF II, (iii) 2,892 Class A Common Shares held of record by SCP and (iv) 2,107 Class A Common Shares held of record by Santo Politi. SMP II GP is the general partner of each of SC II and SCFF II and may be deemed to have voting, investment and dispositive power with respect to the securities held by SC II and SCFF II. Santo Politi, a member of the Issuer's board of directors, is a managing member of SMP II GP and SCP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,280,999 shares outstanding, comprised of (i) 47,220,866 Class A Common Shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 3,055,114 Class A Common Shares issued to, and held of record by SC II and SCFF II in connection with the Conversion, plus (iii) 2,892 Class A Common Shares held of record by SCP, plus (iv) 2,107 Class A Common Shares held of record by Santo Politi.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, no par value per share
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261
Comment: Explanatory Note: This Amendment No. 1 (this Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on May 21, 2025 (the Original Schedule 13D). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Spark Capital II, L.P. (SC II), Spark Capital Founders' Fund II, L.P. (SCFF II), Spark Capital Growth Fund II, L.P. (SCGF II), Spark Capital Growth Founders' Fund II, L.P. (SCGFF II), Spark Capital Growth Fund III, L.P. (SCGF III), Spark Capital Growth Founders' Fund III, L.P. (SCGFF III), Spark Management Partners II, LLC (SMP II GP), Spark Growth Management Partners II, LLC (SGMP II GP), Spark Growth Management Partners III, LLC (SGMP III GP), Spark Capital Partners, LLC (SCP, and together with SC II, SCFF II, SCGF II, SCGFF II, SCGF III, SCGFF III, SMP II GP, SGMP II GP, and SGMP III GP, the Reporting Entities) and Santo Politi (the Reporting Individual), a member of the Issuer's board of directors. The Reporting Entities and Reporting Individual are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The principal business address of each of the Reporting Persons named in Item 2(a) is 200 Clarendon Street, Floor 59, Boston, MA 02116.
Present principal occupation or employment: Each of the Reporting Entities is a venture capital investment entity. Mr. Politi is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes and is a managing member of each of SCP, SMP II GP, SGMP II GP, and SGMP III GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of SCP, SMP II GP, SGMP II GP, and SGMPIII GP is a limited liability company organized under the laws of the State of Delaware. Each of SC II, SCFF II, SCGF II, SCGFF II, SCGF III and SCGFF III (the Spark Funds) is a limited partnership organized under the laws of the State of Delaware. Mr. Politi is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 1. The information reported on such cover pages is reported as of November 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 1. The information reported on such cover pages is reported as of November 11, 2025.
Transactions in the class effected during the past sixty days: Immediately prior to November 11, 2025, each Spark Fund converted its respective shares of Class B Common Shares as reported on the Original 13D to Class A Common Shares. On November 11, 2025, SC II effected a pro rata distribution without additional consideration of 1,779,504 shares of Class A Common Shares to SMP II GP and its limited partners. On November 11, 2025, SCFF II effected a pro rata distribution without additional consideration of 11,640 shares of Class A Common Shares to SMP II GP and its limited partners. On November 11, 2025, SMP II GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distributions from SC II and SCFF II to its members, including SCP. On November 11, 2025, as a result of the pro rata distribution described in the immediately preceding sentence, SCP became the holder of record of 2,892 shares of Class A Common Shares. On November 11, 2025, SCGF II effected a pro rata distribution without additional consideration of 374,738 shares of Class A Common Shares to SGMP II GP and its limited partners. On November 11, 2025, SCGFF II effected a pro rata distribution without additional consideration of 4,206 shares of Class A Common Shares to SGMP II GP and its limited partners. On November 11, 2025, SGMP II GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distributions from SCGF II and SCGFF II to its members. On November 11, 2025, SCGF III effected a pro rata distribution without additional consideration of 375,115 shares of Class A Common Shares to SGMP III GP and its limited partners. On November 11, 2025, SCGFF III effected a pro rata distribution without additional consideration of 3,829 shares of Class A Common Shares to SGMP III GP and its limited partners. On November 11, 2025, SGMP III GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distributions from SCGF III and SCGFF III to its members.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Spark Capital II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Capital Founders' Fund II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Management Partners II, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Capital Growth Fund II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Capital Growth Founders' Fund II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Growth Management Partners II, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Capital Growth Fund III, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Capital Growth Founders' Fund III, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Growth Management Partners III, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Spark Capital Partners, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (11/13/2025)
- Santo Politi: /s/ Alexa Lyons, Attorney-in-Fact for Santo Politi (11/13/2025)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.